SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 3)

Memorial Resource Development Corp.

(Name of Issuer)

Common stock, par value $0.01 per share

(Title of Class of Securities)

58605Q 109

(CUSIP Number)

Jeff Zlotky

NGP Energy Capital Management, L.L.C.

5221 O’Connor Blvd., Suite 1100

Irving, Texas 75039

(972) 432-1440

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 16, 2016

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-l(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Names of Reporting Persons MRD Holdco LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power: 0
	8	Shared Voting Power: 0
	9	Sole Dispositive Power: 0
	10	Shared Dispositive Power: 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 0
14	Type of Reporting Person (See Instructions) OO (Limited Liability Company)

1	Names of Reporting Persons Natural Gas Partners VIII, L.P.
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power: 0
	8	Shared Voting Power: 0
	9	Sole Dispositive Power: 0
	10	Shared Dispositive Power: 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 0(1)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 0
14	Type of Reporting Person (See Instructions) PN

(1)	MRD Holdco LLC (“MRD Holdco”) is controlled by Natural Gas Partners VIII, L.P. (“NGP VIII”), Natural Gas Partners IX, L.P. (“NGP IX”) and NGP IX Offshore Holdings, L.P. (“NGP IX Offshore”). NGP VIII controls an approximate 50.3% membership interest in MRD Holdco and, together with NGP IX and NGP IX Offshore, appoints all of the managers to the board of managers of MRD Holdco. NGP VIII may be deemed to share voting and dispositive power over the reported securities of MRD Holdco; thus, NGP VIII may also be deemed to be the beneficial owner of the reported securities of MRD Holdco. NGP VIII disclaims beneficial ownership of the reported securities of MRD Holdco in excess of its pecuniary interest in the securities.

1	Names of Reporting Persons Natural Gas Partners IX, L.P.
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power: 0
	8	Shared Voting Power: 0
	9	Sole Dispositive Power: 0
	10	Shared Dispositive Power: 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 0(1)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 0
14	Type of Reporting Person (See Instructions) PN

(1)	MRD Holdco is controlled by NGP VIII, NGP IX and NGP IX Offshore. NGP IX controls an approximate 47.2% membership interest in MRD Holdco and, together with NGP IX and NGP IX Offshore, appoints all of the managers to the board of managers of MRD Holdco. NGP IX may be deemed to share voting and dispositive power over the reported securities of MRD Holdco; thus, NGP IX may also be deemed to be the beneficial owner of the reported securities of MRD Holdco. NGP IX disclaims beneficial ownership of the reported securities of MRD Holdco in excess of its pecuniary interest in the securities.

1	Names of Reporting Persons NGP IX Offshore Holdings, L.P.
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power: 0
	8	Shared Voting Power: 0
	9	Sole Dispositive Power: 0
	10	Shared Dispositive Power: 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 0(1)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 0
14	Type of Reporting Person (See Instructions) PN

(1)	MRD Holdco is controlled by NGP VIII, NGP IX and NGP IX Offshore. NGP IX Offshore controls an approximate 2.4% membership interest in MRD Holdco and, together with NGP VIII and NGP IX, appoints all of the managers to the board of managers of MRD Holdco. NGP IX Offshore may be deemed to share voting and dispositive power over the reported securities of MRD Holdco; thus, NGP IX Offshore may also be deemed to be the beneficial owner of the reported securities of MRD Holdco. NGP IX Offshore disclaims beneficial ownership of the reported securities of MRD Holdco in excess of its pecuniary interest in the securities.

1	Names of Reporting Persons GFW VIII, L.L.C.
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power: 0
	8	Shared Voting Power: 0
	9	Sole Dispositive Power: 0
	10	Shared Dispositive Power: 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 0(1)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 0
14	Type of Reporting Person (See Instructions) OO (Limited Liability Company)

(1)	MRD Holdco is controlled by NGP VIII, NGP IX and NGP IX Offshore. NGP VIII, NGP IX and NGP IX Offshore collectively control an 100% membership interest in MRD Holdco and collectively appoint all of the managers to the board of managers of MRD Holdco. GFW VIII, L.L.C. (“GFW VIII”) is the sole general partner of G.F.W. Energy VIII, L.P. (“GFW Energy VIII”), which is the general partner of NGP VIII. Accordingly, GFW VIII may be deemed to share voting and dispositive power over the reported securities, and as a result may also be deemed to be the beneficial owner of these securities. GFW VIII disclaims beneficial ownership of the reported securities in excess of such entity’s pecuniary interest in the securities.

1	Names of Reporting Persons G.F.W. Energy VIII, L.P.
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power: 0
	8	Shared Voting Power: 0
	9	Sole Dispositive Power: 0
	10	Shared Dispositive Power: 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 0(1)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 0
14	Type of Reporting Person (See Instructions) PN

(1)	MRD Holdco is controlled by NGP VIII, NGP IX and NGP IX Offshore. NGP VIII, NGP IX and NGP IX Offshore collectively control an 100% membership interest in MRD Holdco and collectively appoint all of the managers to the board of managers of MRD Holdco. GFW Energy VIII is the general partner of NGP VIII. Accordingly, GFW Energy VIII may be deemed to share voting and dispositive power over the reported securities, and as a result may also be deemed to be the beneficial owner of these securities. GFW Energy VIII disclaims beneficial ownership of the reported securities in excess of such entity’s pecuniary interest in the securities.

1	Names of Reporting Persons GFW IX, L.L.C.
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power: 0
	8	Shared Voting Power: 0
	9	Sole Dispositive Power: 0
	10	Shared Dispositive Power: 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 0(1)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 0
14	Type of Reporting Person (See Instructions) OO (Limited Liability Company)

(1)	MRD Holdco is controlled by NGP VIII, NGP IX and NGP IX Offshore. NGP VIII, NGP IX and NGP IX Offshore collectively control an 100% membership interest in MRD Holdco and collectively appoint all of the managers to the board of managers of MRD Holdco. GFW IX, L.L.C. (“GFW IX”) is the sole general partner of G.F.W. Energy IX, L.P. (“GFW Energy IX”), which is the general partner of NGP IX and NGP IX Offshore. Accordingly, GFW IX may be deemed to share voting and dispositive power over the reported securities, and as a result may also be deemed to be the beneficial owner of these securities. GFW IX disclaims beneficial ownership of the reported securities in excess of such entity’s pecuniary interest in the securities.

1	Names of Reporting Persons G.F.W. Energy IX, L.P.
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power: 0
	8	Shared Voting Power: 0
	9	Sole Dispositive Power: 0
	10	Shared Dispositive Power: 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 0(1)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 0
14	Type of Reporting Person (See Instructions) PN

(1)	MRD Holdco is controlled by NGP VIII, NGP IX and NGP IX Offshore. NGP VIII, NGP IX and NGP IX Offshore collectively control an 100% membership interest in MRD Holdco and collectively appoint all of the managers to the board of managers of MRD Holdco. GFW Energy IX is the general partner of NGP IX and NGP IX Offshore. Accordingly, GFW Energy IX may be deemed to share voting and dispositive power over the reported securities, and as a result may also be deemed to be the beneficial owner of these securities. GFW Energy IX disclaims beneficial ownership of the reported securities in excess of such entity’s pecuniary interest in the securities.

1	Names of Reporting Persons NGP Energy Capital Management, L.L.C.
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Texas
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power: 0
	8	Shared Voting Power: 0
	9	Sole Dispositive Power: 0
	10	Shared Dispositive Power: 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 0(1)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 0
14	Type of Reporting Person (See Instructions) OO (Limited Liability Company)

(1)	MRD Holdco is controlled by NGP VIII, NGP IX and NGP IX Offshore. NGP VIII, NGP IX and NGP IX Offshore collectively control an 100% membership interest in MRD Holdco and collectively appoint all of the managers to the board of managers of MRD Holdco. GFW VIII has delegated full power and authority to manage NGP VIII, and GFW IX has delegated full power and authority to manage NGP IX and NGP IX Offshore, respectively, to NGP Energy Capital Management, L.L.C. (“NGP ECM”) and accordingly, NGP ECM may be deemed to share voting and dispositive power over these securities, and as result may be deemed to beneficially own these reported securities. NGP ECM disclaims beneficial ownership of the reported securities in excess of such entity’s pecuniary interest in the securities.

EXPLANATORY NOTE

This Amendment No. 3 (this “Amendment”) to Schedule 13D amends and supplements the Schedule 13D originally filed by MRD Holdco, NGP VIII, NGP IX, NGP IX Offshore, GFW VIII, GFW Energy VIII, GFW Energy IX, GFW IX and NGP ECM (collectively, the “Reporting Persons”) on June 27, 2014, as amended by that certain Amendment No. 1 filed by the Reporting Persons on November 24, 2014 and by Amendment No. 2 (“Amendment No. 2”) filed by the Reporting Persons on May 17, 2016 (as so amended, the “Original Schedule 13D”), relating to the common stock, par value $0.01 (“Common Stock”), of Memorial Resource Development Corp., a Delaware corporation (the “Issuer”). The Original Schedule 13D is hereby amended and supplemented by the Reporting Persons as set forth below in this Amendment. Unless set forth below, all previous Items of the Original Schedule 13D are unchanged. Capitalized terms used herein but not defined herein shall have the meaning ascribed to them in the Original Schedule 13D.

Item 3. Source and Amount of Funds or Other Consideration.

This Item 3 shall be deemed to amend and supplement Item 3 of the Original Schedule 13D.

The information disclosed in Item 4 is incorporated by reference in this Item 3.

Item 4. Purpose of Transaction.

This Item 4 shall be deemed to amend and supplement Item 4 of the Original Schedule 13D.

On September 16, 2016, the merger contemplated under the previously disclosed Agreement and Plan of Merger dated as of May 15, 2016 (the “Merger Agreement”), by and among the Issuer, Range Resources Corporation (“Range”), and Medina Merger Sub, Inc., a wholly owned subsidiary of Range (“Merger Sub”), was effected. Upon the Effective Time (as defined in the Merger Agreement) of the merger, (i) the Common Stock ceased to trade and be listed on the NASDAQ, (ii) the Common Stock will be deregistered under the Securities Exchange Act of 1934 (“Act”), (iii) each share of Common Stock outstanding immediately before the Effective Time, including MRD Holdco’s 74,407,005 shares of Common Stock, was automatically converted into the right to receive 0.375 of a share of Range common stock and (iv) each of the Issuer’s directors and executive officers resigned from their respective positions with the Issuer.

Item 5. Interest in Securities of the Issuer.

This Item 5 shall be deemed to amend and supplement Item 5 of the Original Schedule 13D.

The information disclosed in Item 4 is incorporated by reference in this Item 5.

The information contained in rows 7, 8, 9, 10, 11 and 13 on the cover pages of this Amendment is hereby incorporated by reference.

The Reporting Persons ceased to be beneficial owners of more than five percent (5%) of the Common Stock on September 16, 2016.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

This Item 6 shall be deemed to amend and supplement Item 6 of the Original Schedule 13D.

The information disclosed in Item 4 is incorporated by reference in this Item 6.

Item 7. Material to be filed as Exhibits.

Exhibit A	Joint Filing Agreement among the Reporting Persons, dated June 27, 2014 (incorporated by reference to Exhibit A to the Reporting Persons’ Schedule 13D filed June 27, 2014 (File No. 005-88202))

Exhibit B	Voting Agreement among Memorial Resource Development Corp., MRD Holdco LLC and certain former management members of WildHorse Resources, LLC (attached as Exhibit 10.2 to the Issuer’s Current Report on Form 8-K (File No. 001-36490) filed with the Commission on June 24, 2014 and incorporated herein in its entirety by reference)

Exhibit C	Contribution Agreement by and among Memorial Resource Development Corp., Memorial Resource Development LLC and MRD Holdco LLC (attached as Exhibit 10.5 to the Issuer’s Current Report on Form 8-K (File No. 001-36490) filed with the Commission on June 24, 2014 and incorporated herein in its entirety by reference)

Exhibit D	Contribution Agreement by and among Memorial Resource Development Corp. and the former management members of WildHorse Resources, LLC (attached as Exhibit 10.6 to the Issuer’s Current Report on Form 8-K (File No. 001-36490) filed with the Commission on June 24, 2014 and incorporated herein in its entirety by reference)

Exhibit E	Registration Rights Agreement dated as of June 18, 2014 between Memorial Resource Development Corp. and certain stockholders (attached as Exhibit 10.4 to the Issuer’s Current Report on Form 8-K (File No. 001-36490) filed with the Commission on June 24, 2014 and incorporated herein in its entirety by reference)

Exhibit F	Form of Lock-Up Agreement (attached as Exhibit A to Exhibit 1.1 to the Issuer’s Current Report on Form 8-K (File No. 001-36490) filed with the Commission on June 18, 2014 and incorporated herein in its entirety by reference)

Exhibit G	Underwriting Agreement dated as of November 12, 2014 by and among Memorial Resource Development Corp., MRD Holdco LLC, the other selling stockholders named therein and Citigroup Global Markets Inc. and Barclays Capital Inc., as representatives of the several underwriters named therein (attached as Exhibit 1.1 to the Issuer’s Current Report on Form 8-K (File No. 001-36490) filed with the Commission on November 18, 2014 and incorporated herein in its entirety by reference)

Exhibit H	Form of Lock-Up Agreement (attached as Exhibit A to Exhibit 1.1 to the Issuer’s Current Report on Form 8-K (File No. 001-36490) filed with the Commission on November 18, 2014 and incorporated herein in its entirety by reference)

Exhibit I	Agreement and Plan of Merger, dated as of May 15, 2016, by and among Range Resources Corporation, Medina Merger Sub, Inc. and Memorial Resource Development Corp. (attached as Exhibit 2.1 to the Issuer’s Current Report on Form 8-K (File No. 001-36490) filed with the Commission on May 17, 2016 and incorporated herein in its entirety by reference)

Exhibit J	Voting and Support Agreement, dated as of May 15, 2016, by and among MRD Holdco LLC, Jay Graham, WHR Incentive LLC, Anthony Bahr and Range Resources Corporation (attached as Exhibit 2.2 to the Issuer’s Current Report on Form 8-K (File No. 001-36490) filed with the Commission on May 17, 2016 and incorporated herein in its entirety by reference)

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Dated: September 20, 2016

MRD HOLDCO LLC

/s/ Kyle N. Roane
Name:	Kyle N. Roane
Title:	Vice President, General Counsel & Corporate Secretary

NATURAL GAS PARTNERS VIII, L.P.

By: G.F.W. Energy VIII, L.P., its general partner

By: GFW VIII, L.L.C., its general partner

/s/ Tony R. Weber
Name:	Tony R. Weber
Title	Authorized Representative

G.F.W. ENERGY VIII, L.P.

By: GFW VIII, L.L.C., its general partner

/s/ Tony R. Weber
Name:	Tony R. Weber
Title	Authorized Representative

GFW VIII, L.L.C.

/s/ Tony R. Weber
Name:	Tony R. Weber
Title	Authorized Representative

NGP IX OFFSHORE HOLDINGS, L.P.

By: G.F.W. Energy IX, L.P., its general partner

By: GFW IX, L.L.C., its general partner

/s/ Tony R. Weber
Name:	Tony R. Weber
Title	Authorized Representative

NATURAL GAS PARTNERS IX, L.P.

By: G.F.W. Energy IX, L.P., its general partner

By: GFW IX, L.L.C., its general partner

/s/ Tony R. Weber
Name:	Tony R. Weber
Title	Authorized Representative

G.F.W. ENERGY IX, L.P.

By: GFW IX, L.L.C., its general partner

/s/ Tony R. Weber
Name:	Tony R. Weber
Title	Authorized Representative

GFW IX, L.L.C.

/s/ Tony R. Weber
Name:	Tony R. Weber
Title	Authorized Representative

NGP ENERGY CAPITAL MANAGEMENT, L.L.C.

/s/ Tony R. Weber
Name:	Tony R. Weber
Title	Authorized Representative